SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 240.13d-2

(Amendment No. 5)

Central Federal Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15346Q202

(CUSIP Number)

March 3, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 x Rule 13d-1(b)

  Rule 13d-1(c)

  Rule 13d-1(d)

______________________________

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 15346Q202  Page 2 of 5 Pages

1

name of reporting person

MacNealy Hoover Investment Management Inc.
2

check the appropriate box if a member of a group

(see instructions)

(a)

(b)

3

sec use only

4

citizenship or place of organization

Ohio

number of

shares

beneficially

owned by

each

reporting

person

with

 5

sole voting power

0
6

shared voting power

1,332,772
7

sole dispositive power

0
8

shared dispositive power

1,332,772
9

aggregate amount beneficially owned by each reporting person

1,332,772
10

check if the aggregate amount in row (9) excludes certain

shares (see instructions)

11

percent of class represented by amount in row 9

8.4
12

type of reporting person (see instructions)

IA

CUSIP No. 15346Q202  Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Central Federal Corporation (the Company)

Item 1(b). Address of Issuers Principal Executive Offices:

7000 N. High St.

Worthington, Ohio  43085

Item 2(a). Name of Person Filing:

MacNealy Hoover Investment Management Inc. (MacNealy Hoover)

Item 2(b). Address of Principal Business Office or, if None, Residence:

200 Market Avenue North, Suite 200

Canton, Ohio 44702

Item 2(c). Citizenship:

MacNealy Hoover is an Ohio corporation

Item 2(d). Title of Class of Securities:

The Companys common stock, without par value (the Shares)

Item 2(e). CUSIP Number:

15346Q202

Item 3. If this statement is filed pursuant to  240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing as a:

Investment advisor in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a) Amount beneficially owned: 1,332,772 Shares

 (b) Percent of class: 8.4

 (c) Number of shares as to which the person has:

 (i) Sole power to vote or to direct the vote: 0

 (ii) Shared power to vote or to direct the vote: 1,332,772 Shares

 (iii) Sole power to dispose or to direct the disposition of: 0

 (iv) Shared power to dispose or to direct the disposition of: 1,332,772 Shares

CUSIP No. 15346Q202  Page 4 of 5 Pages

Mr. Harry C.C. MacNealy is MacNealy Hoover Chief Executive Officer and Chief Compliance Officer. Of the 1,332,772 Shares held by MacNealy Hoover, Mr. MacNealy beneficially owns 100,000 Shares in his retirement account and 43,326 Shares in his trust.

Mr. Charles H. Hoover is MacNealy Hoover President. Of the 1,332,772 Shares held by MacNealy Hoover, Mr. Hoover beneficially owns 9,500 Shares in his retirement account.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of a Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2016

MacNealy Hoover Investment Management Inc.

/s/ Harry C.C. MacNealy

By Harry C.C. MacNealy

Chief Executive and Compliance Officer